Exhibit 99.1

BriaCell Receives FDA Fast Track Approval for Targeted Breast Cancer Immunotherapy

●	U.S. Food and Drug Administration (FDA) has granted Fast Track status to BriaCell’s lead candidate, Bria-IMT™, for the treatment of metastatic breast cancer.
●	Fast Track improves the speed and frequency of communication with FDA, potentially leading to earlier drug approval and access by patients.
●	BriaCell is currently enrolling and dosing advanced breast cancer patients in a Phase I/IIa study, now with Fast Track designation.

PHILADELPHIA, PA and VANCOUVER, British Columbia, April 13, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for cancer, announces that the U.S. Food and Drug Administration (FDA) has granted Fast Track status to BriaCell’s lead candidate, Bria-IMT™, for the treatment of metastatic breast cancer (breast cancer that has spread beyond the breast).

The Fast Track designation will apply to patients with metastatic breast cancer. BriaCell is developing Bria-IMT™ in combination with immune checkpoint inhibitors in a clinical trial listed in ClinicalTrials.gov as NCT03328026. BriaCell is currently enrolling and dosing advanced breast cancer patients in its Phase I/IIa combination study of Bria-IMT™ with Incyte’s checkpoint inhibitor, retifanlimab, and its immunomodulator, epacadostat under corporate collaboration with Incyte.

Initial data on patient survival in this study was first presented at the San Antonio Breast Cancer Symposium in December 2021 and was over 12 months (average of 9 prior regimens) compared with 7-10 months in a study in 3rd line breast cancer patients (those who failed 2 prior regimens for metastatic breast cancer) 1. Other patient subsets with possible survival benefit included those who match Bria-IMT™ at 1 or more HLA type and those with grade I (well differentiated) or grade II (moderately differentiated) breast cancer.

“We are grateful for the opportunity to accelerate the development of our novel immunotherapy in advanced breast cancer. We continue to move forward with the clinical evaluation of Bria-IMT™ towards a potential registration study to bring hope to patients living with this deadly disease,” said Dr. Del Priore, BriaCell’s Chief Medical Officer.

1 Kazmi S et al, 2020 Breast Cancer Res Treat. 2020 Aug 17

FDA Fast Track

According to the FDA website, the FDA Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. The purpose is to get important new drugs to the patient earlier. Determining whether a condition is serious is a matter of judgment, but generally is based on whether the drug will have an impact on such factors as survival, day-to-day functioning, or the likelihood that the condition, if left untreated, will progress from a less severe condition to a more serious one.

Any drug being developed to treat or prevent a condition with no current therapy obviously is directed at an unmet need. If there are available therapies, a Fast Track drug must show some advantage over available therapy, such as:

●	Showing superior effectiveness, effect on serious outcomes or improved effect on serious outcomes
●	Avoiding serious side effects of an available therapy
●	Improving the diagnosis of a serious condition where early diagnosis results in an improved outcome
●	Decreasing a clinical significant toxicity of an available therapy that is common and causes discontinuation of treatment
●	Ability to address emerging or anticipated public health need

A drug that receives Fast Track designation is eligible for some or all of the following:

●	More frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval
●	More frequent written communication from FDA about such things as the design of the proposed clinical trials and use of biomarkers
●	Eligibility for Accelerated Approval and Priority Review, if relevant criteria are met
●	Rolling Review, which means that a drug company can submit completed sections of its Biologic License Application (BLA) or New Drug Application (NDA) for review by FDA, rather than waiting until every section of the NDA is completed before the entire application can be reviewed.

With Fast Track designation, early and frequent communication between the FDA and a drug company is encouraged throughout the entire drug development and review process. The frequency of communication assists with resolving issues quickly, potentially leading to earlier drug approval and access by patients.

For additional information on FDA’s Fast Track designation, see:

https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/fast-track.

About Bria-IMT™

Bria-IMT™ is a cell-based immunotherapy designed to selectively destroy tumor cells without harming the normal cells.

To view the schematic video showing the mechanism by which Bria-IMT™ destroys tumor cells in patients with advanced breast cancer, please visit: https://briacell.com/moa/.

About Phase I/IIa Clinical Trial of Bria-IMT Combination

The clinical trial evaluates safety and efficacy of Bria-IMT™, in combination with Incyte’s checkpoint inhibitor, retifanlimab, and its immunomodulator, epacadostat, in patients with advanced breast cancer. The combination study is listed in ClinicalTrials.gov as NCT03328026.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements the Company makes regarding: (i) the potential impact of obtaining Fast Track status with the FDA; (ii) which patients the Fast Track designation may apply to; (iii) the nature and frequency of communications with the FDA; and (iv) any acceleration in the drug approval and access process for Bria-IMT™. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com